SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Equity One, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

294752100
(CUSIP Number)

Hugh Ford
40 Broadway, London SW1H 0BT, United Kingdom
+44 (0)20 7960 1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
Rodd M. Schreiber, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700	Michael J. Zeidel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

January 12, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100		Page 2
1		NAMES OF REPORTING PERSONS Intu Properties plc
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 01
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 01
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 01
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%2
14		TYPE OF REPORTING PERSON (see instructions) HC, CO

1 As disclosed herein, the Reporting Person acquired shared voting and dispositive power over 11,357,837 shares of the Issuer’s common stock on January 12, 2016, then disposed of all such shares in a registered offering on January 19, 2016.
2 Does not include 20,400 shares of common stock owned by David Fischel, who was until January 19, 2016 one of the Issuer’s directors and who is also an executive officer and director of Parent (as defined below) and a director of LIH (as defined below). Both Parent and LIH disclaim beneficial ownership of such shares. 140,894,724 shares of the Issuer's Common Stock were outstanding as of January 12, 2016 as disclosed in the Issuer’s Prospectus Supplement dated January 12, 2016.

CUSIP No. 294752100		Page 3
1	NAMES OF REPORTING PERSONS Liberty International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 01
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 01
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 01
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%2
14	TYPE OF REPORTING PERSON (see instructions) CO

1 As disclosed herein, the Reporting Person acquired shared voting and dispositive power over 11,357,837 shares of the Issuer’s common stock on January 12, 2016, then disposed of all such shares in a registered offering on January 19, 2016.
2 Does not include 20,400 shares of common stock owned by David Fischel, who was until January 19, 2016 one of the Issuer’s directors and who is also an executive officer and director of Parent (as defined below) and a director of LIH (as defined below). Both Parent and LIH disclaim beneficial ownership of such shares. 140,894,724 shares of the Issuer's Common Stock were outstanding as of January 12, 2016 as disclosed in the Issuer’s Prospectus Supplement dated January 12, 2016.

Item 1.            Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Equity One, Inc., a Maryland corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1600 NE Miami Gardens Drive, North Miami Beach, Florida 33179.

Item 2.            Identity and Background.

This Statement is being filed jointly by Intu Properties plc, a public company limited by shares organized under the laws of England and Wales (“Parent”), and Liberty International Holdings Limited, a private company limited by shares organized under the laws of England and Wales and an indirect wholly owned subsidiary of Parent (“LIH”) (collectively, the “Reporting Persons”).

Parent is a United Kingdom real estate investment trust whose shares are listed on the London and Johannesburg Stock Exchanges. A FTSE 100 company, Parent owns and operates many of the UK’s biggest and most popular retail and leisure destinations, including nine of the top 20, incorporating super-regional centres such as intu Trafford Centre, intu Lakeside and intu Metrocentre, together with a number of city centre locations from Watford to Newcastle.

With over 23 million sq. ft. of space hosting top UK and international retailers from Apple to Zara, intu centres attract some 400 million customer visits from over half of the UK’s population every year. LIH is an intermediate group holding company, having group investments in various subsidiary and associated companies.

The address of the principal business and address of the principal office of both Parent and LIH is 40 Broadway, London SW1H 0BT, United Kingdom.

(a)–(c) The name, business address, present principal occupation or employment of each executive officer and director of each of the Reporting Persons is set forth on Schedule A to this Statement, which is incorporated herein by reference.

(d)-(e) During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person named on Schedule A to this Statement (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of each of the Reporting Persons is set forth on Schedule A to this Statement, which is incorporated herein by reference.

Item 3.            Source and Amount of Funds or Other Consideration.

Pursuant to a Contribution Agreement, dated May 23, 2010, as amended November 8, 2010 (the “Contribution Agreement”), by and among the Issuer, LIH and Intu Shopping Centres plc (formerly Capital Shopping Centres PLC), a public limited company organized under the laws of England and Wales and an indirect, wholly owned subsidiary of Parent, and related transaction documents, on January 4, 2011 (the “Closing”), among other things, LIH contributed all of the outstanding shares of common stock of C&C (US) No. 1, Inc., a Delaware corporation (“CapCo”), to EQY-CSC LLC, a newly formed joint venture entity (the “JV”), in exchange for 11,357,837 Class A shares of the JV (the “Class A LLC Shares”).

Under the Limited Liability Company Agreement of the JV, dated January 4, 2011 (the “JV Agreement”), the Class A LLC Shares held by LIH were redeemable by the JV at LIH’s option until the tenth anniversary of the Closing for cash or, at the Issuer’s option, shares of the Common Stock on a one-for-one basis, subject to certain adjustments.  On January 6, 2016, LIH exercised its redemption right for all of the Class A LLC Shares held by LIH, and on January 12, 2016, the Issuer exercised its option to deliver Common Stock in lieu of cash.  Also on January 12, 2016, the Issuer issued 11,357,837 shares of its Common Stock (the “Shares”) in exchange for the Class A LLC Shares. The foregoing issuance of the Class A LLC Shares and the issuance of the Shares in connection with the redemption of the Class A LLC Shares were exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof.

On January 12, 2016, the Issuer entered into an underwriting agreement (the  “Underwriting Agreement”) with LIH, as selling stockholder, and UBS Securities LLC, as underwriter, with respect to the sale (the “Public Offering”) by LIH of all of its 11,357,837 Shares. The Shares were registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Equity One’s shelf registration statement on Form S-3 (File No. 333-187852) filed with the Securities and Exchange Commission on April 10, 2013. The Public Offering was consummated on January 19, 2016.

References to, and descriptions of, the Contribution Agreement, the Underwriting Agreement and the JV Agreement contained throughout this Statement are qualified in their entirety by reference to such agreements, which are filed as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and incorporated by reference herein.

Item 4.            Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes but with the intent, subject to a number of factors, including the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions and any other factors considered relevant, to sell any or all of the Shares. The Reporting Persons disposed of the Shares on January 19, 2016, as described in Item 3 above.

In connection with the transactions contemplated by the Contribution Agreement, the Issuer, Parent, LIH and certain of the Issuer’s existing stockholders entered into an Equityholders Agreement, dated May 23, 2010, as amended (the “Equityholders Agreement”).  Pursuant to the Equityholders Agreement, the Issuer increased the size of its board of directors by one seat, effective at the time of the Closing, and appointed David Fischel, a designee of Parent, to its board of directors. Subject to LIH and its affiliates continuing to hold a minimum number of shares of Common Stock (including the Shares), LIH had the right to nominate one candidate for election to the Issuer’s board of directors at each annual meeting of the Issuer’s stockholders at which directors were elected.  Under the terms of the Equityholders Agreement, LIH’s board nomination right terminated upon sale of the Shares as described herein, and David Fischel, LIH’s designee to the Issuer’s board, was required to, and did, resign from the Issuer’s board of directors effective as of the sale of the Shares. Upon the sale of the Shares, most rights and obligations of LIH under the Equityholders Agreement terminated, though certain “standstill” obligations with respect to Common Stock of the Issuer remain in effect until the termination date of the Equityholders Agreement.

The foregoing description of the Equityholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Equityholders Agreement filed as Exhibit 5 hereto and incorporated by reference herein.

Item 5.            Interest in Securities of the Issuer.

(a) - (b)  The descriptions of the transactions and agreements set forth in Items 3 and 4 above are incorporated by reference herein.  Upon redemption of the Class A LLC Shares on January 12, 2012, the Reporting Persons beneficially owned in the aggregate 11,357,837 shares of Common Stock, representing 8.1% of the issued and outstanding Common Stock.  Upon sale of the Shares on January 19, 2016, as described above, the Reporting Persons beneficially owned in the aggregate 0 shares of Common Stock, representing 0.0% of the issued and outstanding Common Stock.  Prior to the sale of the Shares, the Reporting Persons may have been deemed to share dispositive power over the Shares, and the Reporting Persons may have been deemed to share voting power with respect to the Shares, but the Reporting Persons expressly disclaim beneficial ownership of any Shares that were directly held by any other Reporting Persons. The Reporting Persons also disclaim beneficial ownership of 20,400 shares of Common Stock owned by David Fischel, who, until January 19, 2016, was one of the Issuer’s directors and who is an executive officer and director of Parent and a director of LIH.

(c)        On January 1, 2016, David Fischel, identified in Schedule A as an executive officer of Parent and as a director of both Parent and LIH, was granted 3,500 shares of restricted stock of the Issuer under the Issuer’s 2000 Executive Compensation Plan as long term compensation. 1,750 shares vest on December 31, 2016 and the remaining 1,750 shares vest on December 31, 2017.

Other than as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Equityholders Agreement provides that certain of the Issuer’s existing stockholders and their affiliates had a right of first offer with respect to proposed sales by LIH and its affiliates of any Shares. The Issuer’s existing stockholders and their affiliates who had a right of first offer with respect to the sale of the Shares have waived those rights in connection with the contemplated sale by LIH of the Shares described in Item 3 and Item 4 above.

Under a Registration and Liquidity Rights Agreement, dated January 4, 2011 (the “Registration Rights Agreement”), between the Issuer and LIH, the Issuer agreed, among other things, to file a shelf registration statement for the resale of the shares of Common Stock received by LIH in exchange for the Class A LLC Shares and to keep the Registration Statement effective until the earlier of (i) the date that all of the Registrable Securities (as defined in the Registration Rights Agreement) cease to be Registrable Securities and (ii) January 4, 2021.  In addition, pursuant to the Registration Rights Agreement, subject to certain conditions and exceptions, the Issuer agreed, upon the request of a holder, to undertake a “qualified offering” (as defined in the Registration Rights Agreement, including an underwritten offering) to take all commercially reasonable steps to facilitate up to four qualified offerings. The Issuer agreed to pay the costs and expenses for up to two qualified offerings.  LIH issued a request to the Issuer with respect to conducting a qualified offering pursuant to the Registration Rights Agreement on January 12, 2016.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit 6 hereto and incorporated by reference herein.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule A and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.            Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
Exhibit 1	Joint Filing Agreement, dated January 22, 2016, by and among Intu Properties PLC and Liberty International Holdings Limited
Exhibit 2
Contribution Agreement, dated May 23, 2010, by and among Equity One, Inc., Liberty International Holdings Limited and Capital Shopping Centres PLC (incorporated by reference to Exhibit 10.1 to Equity One, Inc.’s Current Report on Form 8-K, filed May 27, 2010 (Commission File No. 001-13499)), as amended by Amendment to Contribution Agreement, dated November 8, 2010, by and among Equity One, Inc., Liberty International Holdings Limited and Capital Shopping Centres PLC (incorporated by reference to Exhibit 10.1 to Equity One, Inc.’s Quarterly Report on Form 10-Q, filed November 8, 2010 (Commission File No. 001-13499))

Exhibit 3
Underwriting Agreement, dated as of January 12, 2016, among Equity One, Inc., Liberty International Holdings Limited and UBS Securities LLC (incorporated by reference to Exhibit 1.1 to Equity One, Inc.’s Current Report on Form 8-K, filed January 19, 2016 (Commission File No. 001-13499))

Exhibit 4
Limited Liability Company Agreement of EQY-CSC LLC, dated January 4, 2011 (incorporated by reference to Exhibit 10.1 to Equity One, Inc.’s Current Report on Form 8-K, filed January 7, 2011 (Commission File No. 001-13499))

Exhibit 5
Equityholders Agreement, dated May 23, 2010, by and among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, Gazit-Globe Ltd., MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc. and Ficus, Inc. (incorporated by reference to Exhibit 10.2 to Equity One, Inc.’s Current Report on Form 8-K, filed May 27, 2010 (Commission File No. 001-13499))

Exhibit 6
Registration and Liquidity Rights Agreement, dated January 4, 2011, by and between Liberty International Holdings Limited and Equity One, Inc. (incorporated by reference to Exhibit 10.2 to Equity One, Inc.’s Current Report on Form 8-K, filed January 7, 2011 (Commission File No. 001-13499))

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 22, 2016

LIBERTY INTERNATIONAL HOLDINGS LIMITED

by	/s/ David Fischel
Name: David Fischel
Title: Director

INTU PROPERTIES PLC

by	/s/ David Fischel
Name: David Fischel
Title: Director

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF PARENT AND LIH1

The following is a list of the executive officers and directors of Parent and LIH setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Capitalized terms used but not otherwise defined in this Schedule A have the meaning ascribed to them in the Schedule 13D to which this Schedule A is attached.

Board of Directors of Parent

The business address for the Board of Directors of Parent is 40 Broadway, London SW1H 0BT, United Kingdom.

Name	Position	Citizenship
Patrick Burgess
Non-Executive Director; Chairman of the Board of Directors; Chairman of the Nomination & Review Committee; Chairman of the Corporate Responsibility Committee; Chairman of the Capital Projects Committee

British
John Whittaker	Non-Executive Director; Deputy Chairman of the Board of Directors	British
David Fischel	Executive Director; Chief Executive; Chairman of the Executive Committee	British
Matthew Roberts	Executive Director; Chief Financial Officer	British
Richard Gordon	Non-Executive Director	South African
Andrew Huntley	Non-Executive Director	British
Neil Sachdev	Non-Executive Director	British
Andrew Strang	Non-Executive Director	British
Adéle Anderson	Non-Executive Director; Chairman of the Audit Committee	British
Rakhi Parekh	Non-Executive Director	American
Louise Patten	Non-Executive Director; Chair of the Remuneration Committee	British
John Strachan	Non-Executive Director	British

1 Bracketed entries to be confirmed/completed.

Executive Officers of Parent

The business address for the Executive Officers of Parent is 40 Broadway, London SW1H 0BT, United Kingdom.

Name	Position	Citizenship
David Fischel	Chief Executive	British
Matthew Roberts	Chief Financial Officer	British

Board of Directors of LIH

The business address for the Board of Directors of LIH is 40 Broadway, London SW1H 0BT, United Kingdom.  LIH has no Executive Officers.

Name	Position	Citizenship
David Fischel	Director	British
Matthew Roberts	Director	British
Hugh Ford	Group General Corporate Counsel and Treasurer	British
Trevor Pereira	Group Digital & Commercial Director	British